May 18, 2010 Medium-Term Notes, Series D No. 2010-MTNDD556 Registration Statements Nos. 333-157386 and 333-157386-01 Filed pursuant to Rule 433

INTEREST RATE STRUCTURED INVESTMENTS

Senior Floating Rate Notes Due May 28, 2020

Based on the 10-Year Constant Maturity Swap Rate

As further described below, interest on the notes is payable quarterly, in arrears, at a per annum rate equal to the 10-Year Constant Maturity Swap Rate; subject to a maximum interest rate of 10% per annum and a minimum interest rate of 0% per annum. The notes are senior unsecured obligations of Citigroup Funding Inc. All payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company, and are subject to the credit risk of Citigroup Inc.

SUMMARY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Issue price:	$1,000 per note (See “Underwriter fee and issue price” below)
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$
Pricing date:	May , 2010 (expected to price on or about May 25, 2010, or if such day is not a scheduled trading day, the next succeeding scheduled business day).
Original issue date:	May , 2010 (3 business days after the pricing date)
Maturity date:	May 28, 2020
Interest accrual date:	May , 2010 (the original issue date)
Principal protection:	100%, subject to the credit risk of Citigroup Inc.
Reference rate:	The 10-Year Constant Maturity Swap Rate (“10CMS”). Please see “Additional Provisions” below.
Interest rate:

Reference rate plus a spread of 0.15%; subject to the maximum interest rate and the minimum interest rate

For purposes of determining the level of the reference rate applicable to an interest payment period, the level of the reference rate will be determined two (2) U.S. government securities business days prior to the related interest reset date (each an “interest determination date”).

Interest payment period:	Quarterly.
Interest payment period end dates:	Unadjusted
Interest reset date:	The 28th of each February, May, August and November, beginning on the original issue date.
Interest payment dates:	The 28th of each February, May, August and November, beginning on August 28, 2010; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on a succeeding business day
Day-count convention:	30/360
Maximum interest rate:	10% per annum ($25.00 per note per interest payment period)
Minimum interest rate:	0% per annum ($0 per note per interest payment period)
Redemption:	Not applicable
CUSIP:	17308CPP5
ISIN:	US17308CPP58
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Supplemental information regarding plan of distribution; conflicts of interest”
Trustee:	The Bank of New York Mellon
Calculation agent:	Citigroup Financial Products, Inc.
Specified currency:	U.S. dollars
Business day:	New York
Certificated note:	Book-entry

Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to the issuer
Per note	100%	2.25%	97.75%
Total	$	$	$

(1) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the underwriter), and their financial advisors will collectively receive from the underwriter, Citigroup Global Markets Inc., a fixed selling concession of 2.25% for each note they sell. See “Fees and selling concessions” on page 7 and “Supplemental information regarding plan of distribution; conflicts of interest” on page 7.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRELIMINARY PRICING SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS,

EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement filed on May 18, 2010:

http://www.sec.gov/Archives/edgar/data/831001/000119312510123109/d424b2.htm

Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

THE NOTES ARE NOT BANK DEPOSITS OR SAVINGS ACCOUNTS, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-157386) and other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.

Senior Floating Rate Notes Due May 28, 2010

Based on the 10-Year Constant Maturity Swap Rate

Additional Provisions

Reference Rate

What is the 10-Year Constant Maturity Swap Rate. The 10-Year Constant Maturity Swap Rate (which we refer to as “10CMS”) is, on any calendar day, the fixed rate of interest payable on an interest rate swap with a 10-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day; provided that if that calendar day is not a U.S. government securities business day, the 10CMS level shall be the 10CMS level on the immediately preceding U.S. government securities business day. This rate is one of the market-accepted indicators of longer-term interest rates.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

U.S. Government Securities Business Day. U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

CMS Rate Fallback Provisions. If the reference rate is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any interest determination date, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a 10 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the reference rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

Senior Floating Rate Notes Due May 28, 2010

Based on the 10-Year Constant Maturity Swap Rate

Historical Information

The following graph sets forth the historical percentage levels of the reference rate for the period from January 3, 2000 to May 17, 2010. Historical levels of the reference rate should not be taken as an indication of its future performance. The graph below does not reflect the return the notes would have had during the periods presented because it does not take into account the maximum interest rate or the minimum interest rate. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

The bold line at the top the graph above represents the maximum interest rate and the bold line beneath it represents the minimum interest rate.

Senior Floating Rate Notes Due May 28, 2010

Based on the 10-Year Constant Maturity Swap Rate

Hypothetical Interest Payments on the Notes

The table below presents examples of hypothetical quarterly interest payments to be made on the notes based on various 10CMS levels. The table and the following examples of hypothetical interest payment calculations are based on the following assumptions:

Spread:	0.150%

Principal amount:	$1,000

Maximum Interest Rate:	10% per annum

Minimum Interest Rate:	0% per annum

Example #	Hypothetical 10CMS Level(1)	Hypothetical Per Annum Interest Rate(2)	Hypothetical Quarterly Interest Payment per $1,000
1	0%	0.150%	$0.38
2	0.250%	0.400%	$1.00
3	0.500%	0.650%	$1.63
4	0.750%	0.900%	$2.25
5	1.000%	1.150%	$2.88
6	1.250%	1.400%	$3.50
7	1.500%	1.650%	$4.13
8	1.750%	1.900%	$4.75
9	2.000%	2.150%	$5.38
10	2.250%	2.400%	$6.00
11	2.500%	2.650%	$6.63
12	2.750%	2.900%	$7.25
13	3.000%	3.150%	$7.88
14	3.250%	3.400%	$8.50
15	3.500%	3.650%	$9.13
16	3.750%	3.900%	$9.75
17	4.000%	4.150%	$10.38
18	4.250%	4.400%	$11.00
19	4.500%	4.650%	$11.63
20	4.750%	4.900%	$12.25
21	5.000%	5.150%	$12.88
22	5.250%	5.400%	$13.50
23	5.500%	5.650%	$14.13
24	5.750%	5.900%	$14.75
25	6.000%	6.150%	$15.38
26	6.250%	6.400%	$16.00
27	6.500%	6.650%	$16.63
28	6.750%	6.900%	$17.25
29	7.000%	7.150%	$17.88
30	7.250%	7.400%	$18.50
31	7.500%	7.650%	$19.13
32	7.750%	7.900%	$19.75
33	8.000%	8.150%	$20.38
34	8.250%	8.400%	$21.00
35	8.500%	8.650%	$21.63
36	8.750%	8.900%	$22.25
37	9.000%	9.150%	$22.88
38	9.250%	9.400%	$23.50
39	9.500%	9.650%	$24.13
40	9.750%	9.900%	$24.75
41	10.000%	10.000%	$25.00
42	10.250%	10.000%	$25.00
43	10.500%	10.000%	$25.00
44	10.750%	10.000%	$25.00

(1) Hypothetical 10CMS level two (2) U.S. government securities business days prior to the beginning of the applicable interest reset date.

(2) Hypothetical per annum interest rate for the applicable quarterly interest payment period = 10CMS plus a spread of 0.15%; subject to a maximum interest rate of 10% per annum and a minimum interest rate of 0% per annum.

(3) Hypothetical quarterly interest payment on the note = (Hypothetical per annum interest rate * $1,000) / 4.

Senior Floating Rate Notes Due May 28, 2010

Based on the 10-Year Constant Maturity Swap Rate

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks you should read the section entitled “Risk Factors” in the accompanying preliminary pricing supplement related to this offering and “Risk Factors” in the accompanying prospectus supplement. We also urge you to consult with your investment, legal, tax, accounting and other advisers before you invest in the notes.

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The interest applicable to the notes will be subject to a maximum per annum rate. The interest rate applicable to the notes cannot exceed 10% per annum for any interest payment period. This maximum interest rate will limit the amount of interest you may be paid on the notes to a maximum of approximately $25.00 per note per interest payment period. As a result, if the 10CMS applicable to any interest payment period is greater than 9.85%, the notes will provide you less interest income than an investment in a similar instrument that is not subject to a maximum per annum interest rate.

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The interest on the notes will vary and may be as low as 0% per annum for any interest payment period. Because 10CMS is a floating rate, it will fluctuate. Thus, the interest rate will vary and may be as low as 0% per annum for any interest payment period. If 10CMS is less than or equal to –0.15% on the second business day prior to the quarterly interest reset date, you will earn interest at the rate of 0% per annum during that interest payment period. Furthermore, the per annum interest rate that is determined on the relevant interest determination date will apply to the entire interest payment period following such interest determination date even if 10CMS increases during that interest payment period.

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Potential for a lower comparative yield. The notes will bear interest at the per annum rate equal to the greater of (i) 10CMS plus a spread of 0.15%; subject to a maximum interest rate of 10% per annum for any interest payment period and (ii) a minimum interest rate of 0% per annum for any interest payment period. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

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The price at which you will be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes, 10CMS and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor

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The notes are subject to the credit risk of Citigroup Inc. and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could loose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

■

The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by than the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

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You will have no rights against the publisher of 10CMS. You will have no rights against the publisher of 10CMS even though the amount you receive on an interest payment date will depend upon the level of 10CMS. The publisher of 10CMS is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

■

The historical performance of the reference rate is not an indication of future performance. The historical performance of the reference rate should not be taken as an indication of future performance during the term of the notes. Changes in the levels of the reference rate will affect the secondary market price of the notes, but it is impossible to predict whether such levels will rise or fall.

■

The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

Senior Floating Rate Notes Due May 28, 2010

Based on the 10-Year Constant Maturity Swap Rate

■

The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Financial Products will determine the 10CMS on any interest determination date and will calculate the interest payable to you on each interest payment date. Any of these determinations made by Citigroup Financial Products, in its capacity as calculation agent, including with respect to the calculation of 10CMS in the event of its unavailability, may adversely affect the payments to you on any interest payment date.

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Hedging and trading activity by Citigroup Funding could result in a conflict of interest. In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based upon 10CMS. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

Certain U.S. federal income tax considerations

The following summarizes certain U.S. federal income tax considerations for initial U.S. investors that hold the notes as capital assets. Investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

■	Amounts received as interest on the notes will be taxable to a U.S. holder as ordinary interest at the time such payments are accrued or received.

■

Any gain or loss upon the sale or disposition of the note will be capital gain or loss equal to the difference between the amount realized on the sale or disposition and the U.S. holder’s tax basis in such note. Such gain or loss will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition.

In the case of a holder of the notes that is not a U.S. person, all payments made with respect to the notes, if any, and any gain realized upon the sale or other disposition of the notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including, in general, the furnishing of an IRS form W-8BEN or substitute form), and such payments or gain are not effectively connected with the conduct of a trade or business in the United States by such holder, and such gain is not realized by an individual that is present in the United States for 183 days or more in the taxable year of the sale or disposition.

You should refer to the accompanying preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax treatment. You should also consult your own tax advisors to determine tax consequences particular to your situation.

Use of proceeds and hedging

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon 10CMS, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee or affiliate’s employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

Senior Floating Rate Notes Due May 28, 2010

Based on the 10-Year Constant Maturity Swap Rate

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the accompanying preliminary pricing supplement related to this offering for more information.

Fees and selling concessions

Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.500 for each note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.3000 for each note they sell. Selling concessions to dealers in connection with the offering may be reclaimed by the underwriter, if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” below and “Risk Factors” and “Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement related to this offering for more information.

Supplemental information regarding plan of distribution; conflicts of interest

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the notes, either directly or indirectly. See “Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement related to this offering.

Contact

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at 212-723-7288.